Exhibit 99-B.4.13
ING Life Insurance and Annuity Company

ENDORSEMENT

The Contract or Certificate, whichever is applicable, is endorsed to add the following language:

Subject to the provisions below, loans are available under the Contract.

During the Accumulation Phase, loans are granted (1) as permitted under applicable law; (2) subject to our standard terms and conditions; and (3) in accordance with the following provisions:

Loan Account: An accounting device used to keep a record of loan activity. For each loan, an amount equal to the loan amount is transferred from those investment options in which the Individual Account is invested that are available for loans, and is credited to the Loan Account.

Loan Effective Date: The date on which the Company has received a loan request form and any other required forms in good order at our Service Center.

Loan Interest Rate: The Loan Interest Rate will be fixed on the Loan Effective Date and will not be greater than 8% on an annual basis. The Loan Account is credited with interest at a rate which is not less than the Loan Interest Rate, less [2.5]%, on an annual basis.

Amount available for loan: The amount available for loan is limited to the vested Individual Account Current Value attributable to Participant contributions subject to any Plan vesting limits as determined by the Contract Holder, plus any additional amounts allowed by the Plan as determined by the Contract Holder. Amounts available from some investment options may be subject to limitations as determined by our standard terms and conditions. To obtain the requested loan amount, these limitations may require a transfer of funds from certain investment options. A Market Value Adjustment may apply to amounts transferred from the Guaranteed Accumulation Account. The amount, if any, from the Fixed Plus Account may be subject to a default charge if the Participant defaults on the loan.

The minimum loan amount is $1,000 for non-residential loans and $2,500 for residential loans. The maximum loan amount is the lesser of:

(1)

Fifty percent (50%) of the vested Individual Account Current Value, including the amount, if any, in the Loan Account, reduced by the amount of any outstanding loan balance on the Loan Effective Date; or

(2) Fifty thousand dollars ($50,000) reduced by the highest outstanding loan balance for the preceding 12 months.

The total amount of all outstanding loans cannot exceed $50,000. In calculating this limit, all loans under all plans sponsored by the employer and plans of related employers must be included in this calculation.

A loan may not be requested within twelve months of any prior loan request.

The Company reserves the right not to grant a loan request if the Participant has an outstanding loan in default.

Loan Repayment: A loan may be repaid in full at any time or as permitted otherwise under our standard terms and conditions.

Partial Withdrawal(s) While A Loan Is Outstanding: The amount available for partial withdrawal while a loan is outstanding is equal to the vested Individual Account Current Value, including the Loan Account, minus 110% of the outstanding loan balance.

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Full Withdrawal While A Loan Is Outstanding: When a full withdrawal is requested while a loan is outstanding, one of the following occurs:

(1)

If the vested Individual Account Value Current Value available for distribution is sufficient to repay (a) the outstanding loan balance plus (b) any applicable Fixed Plus Account default charge, that amount (the total of (a) and (b)) minus the Loan Account balance, is deducted from the vested Individual Account Current Value and the loan is canceled. The outstanding loan balance, if not previously reported, will be reported to the Internal Revenue Service as a distribution.

(2)

If the vested Individual Account Current Value available for distribution is not sufficient to repay (a) the outstanding loan balance plus (b) any applicable Fixed Plus Account default charge, the withdrawal amount cannot exceed the vested Individual Account Current Value, including the Loan Account, minus 110% of the outstanding loan balance and a full withdrawal cannot be made until the loan is repaid in full.

Electing An Annuity Option While a Loan Is Outstanding: Before all or any portion of the vested Individual Account Current Value is used to purchase Annuity payments, the Participant may repay any outstanding loan balance, or the vested Individual Account Current Value is adjusted to cancel the loan as described in "Full Withdrawal While A Loan Is Outstanding" above.

Death Of The Participant While A Loan Is Outstanding: If a death benefit claim is submitted for an Individual Account with an outstanding loan, the death benefit amount is first determined in accordance with the section "Sum Payable at Death (Before Annuity Payments Start)," using the Current Value of the Individual Account, including the amount of the Loan Account. The resulting death benefit amount is then reduced by the amount of the outstanding loan balance.

Loan Default: If the Company does not receive a loan payment when due, the entire outstanding loan balance will be in default, will be reported to the IRS on IRS Form 1099-R for the year that the default occurred and will be treated as follows:

(1)

If the amount of the vested Individual Account Current Value available for distribution under both Internal Revenue Code and plan rules is sufficient to repay (a) the outstanding loan balance plus (b) any applicable Fixed Plus Account default charge, that amount is deducted from the vested Individual Account Value Current Value; or

(2)

If the amount of the vested Individual Account Current Value available for distribution under both Internal Revenue Code and plan rules is not sufficient to repay (a) the outstanding loan balance plus (b) any applicable Fixed Plus Account default charge, the Loan Account will continue to earn interest, and interest will continue to be charged on the defaulted amount until it is repaid in its entirety or until there is a sufficient amount in the Individual Account to repay the total amount due in (a) and (b) above. This will generally be when the Participant separates from service.

Endorsed and made a part of the Contract and Certificate on September 1, 2004.

/s/ Keith Gubbay President ING Life Insurance and Annuity Company

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